Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-135133
Relating to Preliminary Prospectus dated July 17, 2007

July 27, 2007

3,750,000 Shares

Sucampo Pharmaceuticals, Inc.

Class A Common Stock

Underwriting — Directed Share Program

Sucampo Pharmaceuticals, Inc. has determined to increase the size of our directed share program. We have requested that the underwriters reserve up to 625,000 shares of class A common stock for sale, at the initial public offering price, through the directed share program, to existing stockholders in Japan, other Japanese institutional investors and individual family members of our founders.

Of these 625,000 shares, we have requested that the underwriters reserve up to the following number of shares for the following offerees, and these offerees have given initial indications of their interest in purchasing up to the following number of shares: DBJ Value Up Fund, 375,000 shares; Tokio Marine and Nichido Fire Insurance Co., Ltd., 125,000 shares; NIF SMBC Ventures Co., Ltd., 100,000 shares; Toshiko Ueno, 12,500 shares; Yuko Kuno, 12,500 shares. DBJ Value Up Fund is an affiliate of Development Bank of Japan. Tokio Marine and Nichido Fire Insurance Co., Ltd. and NIF SMBC Ventures Co., Ltd. are existing stockholders of Sucampo. Toshiko Ueno is the mother of Dr. Ryuji Ueno and Yuko Kuno is the mother of Dr. Sachiko Kuno. Dr. Ueno is a director and executive officer of our company and Dr. Kuno is married to Dr. Ueno.

There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced to the extent the reserved shares are purchased in the directed share program. Any reserved shares of class A common stock not purchased through the directed share program will be offered to the general public on the same basis as the other class A common stock offered hereby.

If the purchasers shown above purchase all of the shares we have requested the underwriters to reserve for them, up to 16.7% of the total number of shares sold in this offering will be held by these investors. This concentration of ownership in a relatively small number of stockholders could have the effect of reducing the overall liquidity of the trading market for our class A common stock following this offering. In addition, these shares will be freely tradable in the public market immediately after this offering. If one or more of these stockholders were to sell substantial amounts of their shares in the public market, the market price of our class A common stock could decline significantly.

A filed copy of our current registration statement is available via the following link: http://www.sec.gov/Archives/edgar/data/1365216/000095013307002945/0000950133-07-002945-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by contacting the prospectus department of Cowen and Company, LLC at ADP: 1-631-254-7106.